Exhibit 99.1

ALTAGAS LTD. ANNOUNCES ELECTION OF DIRECTORS

Calgary, Alberta (May 1, 2020)

AltaGas Ltd. (“AltaGas”) (TSX:ALA) is pleased to announce the final director election results from its 2020 Annual Meeting of Shareholders held on May 1, 2020 (the “Meeting”). All nominees recommended by management for election were elected for a term ending at the next annual meeting. The detailed results of the vote are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Victoria A. Calvert	151,397,568	98.62	2,111,430	1.38
David W. Cornhill	151,719,912	98.83	1,789,086	1.17
Randall L. Crawford	151,809,939	98.89	1,699,059	1.11
Allan L. Edgeworth	150,580,541	98.09	2,928,458	1.91
Robert B. Hodgins	145,153,338	94.56	8,355,660	5.44
Cynthia Johnston	152,082,193	99.07	1,426,805	0.93
Pentti O. Karkkainen	151,834,565	98.91	1,674,433	1.09
Phillip R. Knoll	151,450,102	98.66	2,058,896	1.34
Terry D. McCallister	150,138,998	97.80	3,370,001	2.20
Linda G. Sullivan	152,074,351	99.07	1,434,647	0.93
Nancy G. Tower	152,050,449	99.05	1,458,549	0.95

Details of voting results on all matters considered at the Meeting will be available in the report of voting results posted under AltaGas’ profile on SEDAR at www.sedar.com.

AltaGas would like to extend its sincere thanks and best wishes to Daryl Gilbert, who has retired from the Board of Directors. Mr. Gilbert has been a valued director of AltaGas (and its predecessors) since 2000.

About AltaGas

AltaGas is an energy infrastructure company with a focus on regulated Utilities and Midstream. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investment Community 1-877-691-7199 investor.relations@altagas.ca	Media 587-955-4504 media.relations@altagas.ca